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Joel L. Rubinstein Attorney at Law jrubinstein@mwe.com +1 212 547 5336

April 6, 2011

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Michael Clampitt, Staff Attorney
Chris Harley, Staff Accountant
Hugh West, Branch Chief
Chris Windsor, Staff Attorney
Division of Corporation Finance

Re:	Global Eagle Acquisition Corp.
Registration Statement on Form S-1
Registration No. 333-172267 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of our client, Global Eagle Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated March 31, 2011, concerning the Registration Statement and the Company’s initial public offering of securities.  For your convenience, the responses by the Company follow the bolded text of the applicable SEC comment.  In addition to the responses below, the Company has filed today Amendment No. 2 (“Amendment No. 2”) to the Registration Statement to address the Staff’s comments, and is supplementally providing you with six copies of Amendment No. 2, three of which are marked to show changes from Amendment No. 1 to the Registration Statement.

U.S. practice conducted through McDermott Will & Emery LLP.

340 Madison Avenue New York New York 10173-1922  Telephone: +1 212 547 5400  Facsimile: +1 212 547 5444   www.mwe.com

Securities and Exchange Commission
April 6, 2011

General

1.
Revise the registration statement to clarify the definition of “controlling shareholder,” as you mention on page 2, 12, 41 and 60, including any requirement that Global Eagle have a majority of the voting securities of any entity that shares ownership. Revise the risk factors section consistent with your response. Also, please discuss any minimum ownership or voting requirements that you must meet even in the event that you are seeking to avoid becoming an investment company.

Response:  The Company has revised the disclosure on pages 2, 11, 12, 42, 63 and 67 in response to the Staff's comment to clarify that it will not complete a business combination unless it acquires 50% or more of the outstanding voting securities of the target (so that the target is considered a "majority owned subsidiary" as defined in Section 2(a)(24) of the Investment Company Act and, consequently, its securities are not considered "investment securities" for purposes of the definition of an investment company in Section 3(a)(1) of the Investment Company Act) or otherwise is not required to register as an investment company under the Investment Company Act (e.g., pursuant to Rule 3a-1 promulgated under the Investment Company Act).   The Company advises the Staff that there are no other minimum ownership or voting requirements.

2.
Please file final versions of exhibit 10.2(a and b), including all exhibits each executed contract. Alternatively, please advise the staff how you determined that a “form of” the contract is appropriate.

Response: The Company has revised the forms of Exhibits 10.2(a) and 10.2(b) to remove the references therein to any attached exhibits.  Additionally, Exhibit 10.2(b) has been divided into two separate documents (Exhibits 10.2(b) and 10.2(c)) to reflect that each of the Company’s independent directors will execute a separate agreement.  The Company also advises the Staff that executed versions of Exhibit 10.2(a) (Letter Agreement among the Company, Global Eagle Acquisition LLC and each of the members of Global Eagle Acquisition LLC), Exhibit 10.2(b) (Letter Agreement between the Company and James M. McNamara) and Exhibit 10.2(c) (Letter Agreement between the Company and Dennis A. Miller) will be filed with a subsequent pre-effective amendment to the Registration Statement, which executed versions of Exhibits 10.2(a), 10.2(b) and 10.2(c) will contain the same terms as the forms filed as exhibits to Amendment No. 2.

3.
On page 103 you indicate that, after a business combination, you would potentially take a number of actions. One of the actions that you suggest you might take is to “post effectively amend” this registration statement to cover the exercise of the warrants. If you intend that this registration statement register the exercise of the warrants, please revise the cover page to make this fact clear. Please refer to Rule 413.

Response: The Company has revised the disclosure on page 104 in response to the Staff’s comments to delete the reference to a post-effective amendment.

Sourcing of Potential Acquisition Targets, page 3

4.
Please revise to disclose, if true, that your charter does not prevent Global Eagle from entering into any agreements for a joint venture or some other form of shared ownership with an entity affiliated with your sponsor, officers or directors.

Response: The Company has revised the disclosure on pages 4, 64, 67 and 94 in response to the Staff’s comments.

Securities and Exchange Commission
April 6, 2011

The Offering
Permitted Purchases of public shares…, page 12

5.
With regard to the phrase, “..it is likely that we will not make such purchases...”, revise to delete the words “it is likely that” or add disclosure indicating the authority/rule or exemption that would make such purchases available. Make similar changes throughout the document.

Response:  The Company has revised the disclosure on pages 12, 24, 25, 52, 68 and 122 in response to the Staff’s comments.

6.
Revise this section, and related disclosure throughout the document, to clarify whether any difference between the value of the shares purchased in this manner and the per-share value of the trust account will be added back to the trust account and would be available to shareholders as part of a liquidation or redemption.

Response:  The Company has revised the disclosure on pages 13, 25, 52 and 68 in response to the Staff’s comments.

Other permitted purchases…, page 13

7.
We note your response to comment 15 and your disclosure which refers to both “privately negotiated transactions” and Rule 10b-18, which relates to open market purchases. Please revise to clarify whether these “other permitted purchases” by you or your affiliates will include only open market purchases, privately negotiated transactions or both. In addition, please advise us as to percentage of shares that will be purchased pursuant to open market purchases by you and by your affiliates and the percentage of shares that will be purchased pursuant to privately negotiated transactions by you and by your affiliates. We may have further comment.

Response:  The Company has revised the disclosure on page 13 in response to the Staff’s comments.

8.	Revise here and elsewhere throughout the document, e.g., risk factor on page 23, to disclose the restricted period under Regulation M, i.e., the date it starts and the date it ends.

Response:  The Company has revised the disclosure on page 122 in response to the Staff’s comments.

Limitation on Redemption Rights.... page 16

9.	Revise to add a risk factor describing the risks of not being able to redeem if holding more than 10%.

Response:  The Company has revised the disclosure on page 23 in response to the Staff’s comments.

Securities and Exchange Commission
April 6, 2011

Risk Factors, page 21

10.
Revise this section to discuss any risk that the shareholder may not receive the notice regarding the tender offer and therefore may fail to exercise their right to have their shares redeemed. In particular, please discuss the potential steps that a shareholder might need to take in order to tender their shares.

Response: The Company has added a risk factor on page 23 in response to the Staff’s comments.

11.
Revise this section, and your management’s discussion and analysis, to discuss management’s view of the impact and risk associated with a reduced amount of funds available as a result of low rates, including the impact upon your ability to undertake search activities, or to conduct due diligence regarding acquisition targets.

Response:  The Company has revised the disclosure on pages 29 and 59 in response to the Staff’s comments.

12.
Add a risk factor that discusses the impact of any requirement that you retain additional net asset value or cash as part of a business combination, upon the likelihood that the transaction would be consummated, and upon the timing of an investor receiving their funds, either through, a redemption or liquidation.

Response: We have revised the risk factor on page 21 to address the Staff’s comment.

Unlike many blank check companies.... page 41

13.
Revise this risk factor, and any other place where you compare your redemption, threshold (i.e. that you must still have tangible net assets of $5,000,001 or more) to the equivalent threshold used by “most blank check companies,” please also disclose that the amount of common shares for which you will seek to redeem through the tender offer may be lower than the threshold used by “most blank check companies.”

Response:  The Company has revised the disclosure on pages 42, 53 and 71 in response to the Staff’s comments.

Conflicts of Interest, page 91

14.
Please revise the table on page 92 to identify any entities that either Mr. Miller or Mr. McNamara has fiduciary duties or contractual obligations which might conflict with their obligation to present opportunities to Global Eagle.

Response:  As stated on page 93, neither Mr. Miller nor Mr. McNamara has an obligation to present business opportunities to the Company.  Accordingly, the Company believes that there is no need to identify any entities to which they have fiduciary duties.

* * *

Securities and Exchange Commission
April 6, 2011

Please contact the undersigned at 212.547.5336 if you have any questions or additional comments.

Very truly yours,

/s/ Joel Rubinstein

Joel Rubinstein

cc:	Harry E. Sloan
Bruce Mendelsohn